United States securities and exchange commission logo





                               April 28, 2021

       Chuck Pettid
       President and Director
       Fig Publishing, Inc.
       335 Madison Avenue, Floor 16
       New York, NY
       10017

                                                        Re: Fig Publishing,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed March 29,
2021
                                                            File No. 024-11496

       Dear Mr. Pettid:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed March 29, 2021

       Cover Page

   1. Since this is the first time you have offered Fig Portfolio Shares, revise the cover page to:
                                                            disclose this is
the first time you have offered Fig Portfolio Shares;
                                                            remove disclosure
suggesting that you have offered other series of Fig Portfolio
                                                            Shares;
                                                            revise the second
paragraph to indicate that you have traditionally offered Fig
                                                            Gaming Shares; and
                                                            disclose the
material terms of the initial FPS     Series 2021 shares.
 Chuck Pettid
FirstName   LastNameChuck  Pettid
Fig Publishing, Inc.
Comapany
April       NameFig Publishing, Inc.
       28, 2021
April 228, 2021 Page 2
Page
FirstName LastName
The Portfolio Products, the Portfolio Developers and the Shares, page S-13

2. In the disclosure on pages Series 2021-15 through 18, you present different scenarios
         assuming    improved deal terms.    Please disclose the specific
assumptions underlying the
            improved deal terms    as well as the actual deal terms being
compared.
3. In the graph on page Series 2021-15, disclose the assumptions for the specific breakdown of revenue from different sources related to the sale of various future products. Also
         explain the significance of presenting revenues based upon    improved
deal terms + 500
         backer minimum.
4. Please clarify whether the "Investor Returns" included in the Historical Result tables on pages Series 2021-17 and 2021-18 is the dividend paid to the game shareholders. That is, the table should use terminology that is used in the "Illustrative Revenue Sharing and
         Dividend Example" on page Series 2021- 24. In addition, explain what
the    *    next to the
         names of the released games means.
General

5.       Highlight that, since the FPS     Series 2021 shares are not tradeable
and are subject to
         transfer restrictions, the primary economic benefit of the shares is the opportunity to
         receive dividends. Disclose that the FPS     Series 2021 shares will
pay dividends based on
         the revenue the company receives under a publishing licensing agreement with yet-to-be identified developers from sales of particular video games, products or systems once they
         are developed and commercially available. However, since Fig   s
management will decide
         which products to publish after investors purchase the shares, investors will not be able to evaluate the video games, products or systems, their stage of development, the developers, the potential for commercial success or the terms of the publishing license agreement
         before investing in the FPS     Series 2021 shares. Therefore,
investors will not be able to
         assess the likelihood, potential amount or timing of any dividends that may be paid on the
         FPS     Series 2021 shares.
6.       Disclose that, since there is no minimum amount of FPS     Series 2021
shares that must be
         purchased, investors will not know the amount of funds that Fig will have available to identify, evaluate and enter into publishing license agreements or the minimum amount of funds that Fig will be able to contribute to the developer under the publishing license agreement.
7.       Please clarify when you will return unused funds to investors in the
FPS     Series 2021
         shares. The first part of the offering circular states that funds will be returned two years after the final closing of the offering, but the disclosure in Schedule Series 2021 indicates that it will be three years after the final closing.
8. Disclose that, since the company will return any funds not used three years after the final closing of the offering, any funds returned may not be received by investors for longer than three years. In this regard, you disclose that the offering will terminate on the earlier
 Chuck Pettid
FirstName   LastNameChuck  Pettid
Fig Publishing, Inc.
Comapany
April       NameFig Publishing, Inc.
       28, 2021
April 328, 2021 Page 3
Page
FirstName LastName
         of 240 days after qualification of the offering or when all the FPS Series 2021 shares are sold; however, the company may extend the 240 days one or more times in its discretion.
         Disclose how many times the company may extend the offering and how you will notify investors.
9. Disclose that investors will not receive any interest on any funds that are returned three years after the final closing of the offering. Disclose the expenses the company may pay out of the offering proceeds before or after the proceeds are put into the escrow account.
         Indicate whether the offering proceeds held in the escrow account would be subject to
         creditors    claims. File the escrow agreement as an exhibit.
10. Disclose that the games, products and systems that you publish typically have lengthy development cycles of one to three years before they are ready to be sold commercially.
         Disclose that, since Fig has up to three years to identify and enter into publishing license agreements, the amount of time before investors could receive dividends could be delayed by up to an additional three years.
11. Discuss the specific factors you will use to determine that the proceeds have been
            deployed for the previously disclosed purposes.    For example,
disclose whether you
         must enter into license agreements for 10 video games, products or systems. Disclose
         whether you may use the funds for the company   s general operations
and working capital
         needs, as you disclose on page 19. Explain how you will determine the amount of proceeds to be returned to investors.
12. You disclose that your Board may, in its discretion, cancel the FPS Series 2021 at any
         time. Clarify whether you may cancel the FPS     Series 2021 shares in
the three year
         period after closing of the offering and, if so, whether you will
return investors    funds that
         were not used.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.



       You may contact Ryan Rohn, Senior Staff Accountant, at 202-551-3739 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
 Chuck Pettid
Fig Publishing, Inc.
April 28, 2021
Page 4

Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                        Sincerely,
FirstName LastNameChuck Pettid
                                                        Division of Corporation
Finance
Comapany NameFig Publishing, Inc.
                                                        Office of Technology
April 28, 2021 Page 4
cc:       Rich Baumann, Esq.
FirstName LastName